Exhibit 77(i)

Terms of New or Amended Securities

1.
At the May 14, 2009 meeting, the Board of Trustees of ING Mutual Funds approved the establishment of Class W shares on behalf of ING Global Bond Fund, ING Global Value Choice Fund, and ING International Value Choice Fund.

2.	At the September 10, 2009 meeting the Board of Trustees of ING Mutual Funds approved the establishment of Class I shares on behalf of ING Russia Fund.

3.	At the September 10, 2009 meeting, the Board of Trustees of ING Mutual Funds approved the establishment of Class W shares on behalf of ING International Capital Appreciation Fund